P.E. 2/11/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02016638

FORM 6-K

Report of Foreign Issuer

**Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934**

For the month of February, 2002

WPP GROUP PLC
(Translation of registrant's name into English)

27 Farm Street, London W1X 6RD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file the annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

WPP GROUP PLC
(Registrant)

Date February 20, 2002

By ____
Paul Richardson
Group Finance Director

FOR IMMEDIATE RELEASE 20 FEBRUARY 2002

WPP

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

Revenue up almost 35% to £4.0 billion
Profit before tax, goodwill, investment gains and write-downs up almost 29% to £490 million
Diluted earnings per share on the same basis up almost 2% at 30.6p
Final dividend up 20% to 3.06p

- Revenue up almost 35% to £4.0 billion
- Profit before goodwill, interest, tax, investment gains and write-downs up almost 30% to £561.1 million
- Operating margins of 14.0%
- Profit before tax, goodwill, investment gains and write-downs up almost 29% at £489.8 million
- Diluted earnings per share pre-goodwill, investment gains and write-downs up almost 2% to 30.6p from 30.1p
- Final dividend up 20% to 3.06p per share making a total for the year of 4.50p up 20% over 2000
- Net new billings of over £1.6 billion ($2.5 billion)
- Objective to achieve revised fifth margin plan of 15% operating margin by 2002 and 15.5% by 2003

Summary of results

The Board of WPP Group plc ("WPP") announces the unaudited preliminary results for the year ended 31 December 2001. Despite very difficult trading conditions, particularly in the United States, these results represent record profits in the Company's sixteenth year.

Turnover was up almost 50% to £20.9 billion, reflecting in part the full consolidation of media investment management.

Reportable revenue was up almost 35% to £4.022 billion and gross profit up over 38% to £3.790 billion. On a constant currency basis, revenue was up 33% and gross profit up over 36%. Pro-forma for the merger with Young & Rubicam Inc. ("Y&R") constant currency revenue was up over 1%. On a like-for-like basis, excluding all acquisitions, revenue was down by 3.0% and gross profit was down 4.0% on 2000.

Profit before goodwill, interest, tax, investment gains and write-downs was up almost 30% to £561.1 million from £431.1 million and up almost 32% in constant currencies. Pre-goodwill, operating margins (including income from associates) were 14.0% on a reportable and constant currency basis. The margin gap between the very best performing competition and ourselves continues to narrow. Post goodwill, profits before interest, tax, investment gains and write-downs was up almost 31% to £546.3 million from £417.4 million.

Operating margins before short-term and long-term incentive payments (totalling £81 million or over 12% of operating profit before bonus and taxes) fell to 16.0% from 17.9%, reflecting the impact of more difficult trading conditions and of the group's pay-for-performance compensation strategy. Reported operating costs including direct costs rose by over 39% and by over 37% in constant currency. However, in constant currency, like-for-like total operating and direct costs were down 3.5% on the previous year. Staff costs excluding incentives were flat, as were total salaries.

On a reported basis the Group's staff cost to gross margin ratio, excluding severance and incentives, rose to 56.5% from 54.1%. Variable staff costs as a proportion of total staff costs have increased over recent years, although the impact of the recession in 2001 has reduced this ratio to 8.2% and variable staff costs as a proportion of revenue to 4.6%. This highlights the benefits of the increased flexibility in the cost structure. Our actual staff numbers averaged 50,487 against 36,157 in 2000, up over 39%. On a like-for-like basis, average headcount was down to 50,487 from 51,398, a decrease of almost 2%. At the end of 2001 staff numbers were 51,009 compared with 55,811 at the end of 2000 on a pro-forma basis, a reduction of almost 9%.

Net interest payable and similar charges (including a notional charge for the early adoption of FRS17) increased to £71.3 million from £51.7 million (restated), reflecting increased profitability more than offset by debt acquired, the increased level of acquisition activity and share repurchases. Interest cover remains at the relatively conservative level of 7.9 times and at 8.3 times, excluding the FRS17 adjustment.

Profit before tax, investment gains and write-downs rose by almost 30% to £475.0 million from £365.7 million. On a constant currency basis, pre-tax profits were up over 29% reflecting the weakening of sterling against the dollar, counterbalanced to some extent by strength against the euro. If sterling had stayed at the same average levels as 2000, profits on this basis would have been £478.0 million.

The Group's tax rate on profits was 28%, down from 30% on the previous year, reflecting the impact of further improvements in tax planning.

Diluted earnings per share before goodwill, investment gains and write-downs were up almost 2% at 30.6p. In constant currency, earnings per share on the same basis were up slightly.

All severance and restructuring costs have been included in operating profits. However, in light of the collapse in technology equity valuations, it has been considered prudent to write down the net balance sheet value of the Group's investments in this area by £70.8 million. This results in diluted earnings of 23.7p per share after these non-cash write-downs. At the end of 2001, the unrealised surplus on the Group's other quoted fixed asset investments was over £80 million.

The Board recommends an increase of 20% in the final dividend to 3.06p per share, making a total of 4.50p per share for 2001, a 20% increase over 2000. The record date for this dividend is 7 June 2002, payable on 8 July 2002. The dividend for 2001 is almost seven times covered by earnings.

Further details of WPP's financial performance are provided in Appendix I (in sterling) and Appendix II (in euros).

Review of operations

As a result of the worldwide recession which started in the United States in the fourth quarter of 2000 and the impact of the tragedy of 11 September, the worldwide advertising industry shrank by approximately 5% in 2001, with marketing services also down a similar amount. This sharp downturn affected the United States most significantly, but also impacted Europe, Asia Pacific and Latin America. Despite the gloomy trading conditions, the Group believes it increased its worldwide market share.

Network television price inflation and declining audiences, fragmentation of traditional media and the rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP's marketing services activities represented over 50% of Group revenue. In 2001 these activities represented over 54% of Group revenue. In addition, in 2001, our narrowly defined internet-related revenue was over $300 million or over 5% of our worldwide reported revenue. This compares with approximately 3% for on-line media's share of total advertising spend in the United States and approximately 2% share worldwide. The new media continue to build their share of client spending.

Revenue and operating profit by region

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth (on a constant currency basis) by region for 2001 as well as proportions of operating profits:

Region	Revenue as a % of Total Group	Revenue growth % +/(-) 01/00	Operating profit as a % of Total Group
North America	44.3	32.8	47.5
United Kingdom	16.2	17.7	13.2
Continental Europe	22.2	46.7	21.3
Asia Pacific, Latin America, Africa & the Middle East	17.3	33.9	18.0
Total Group	100	33.0	100

Including Y&R, on a pro-forma combined basis, the proportion of revenue and revenue growth by region was as follows:

Region	Revenue as a % of Total Group	Revenue growth % +/(-) 01/00
North America	44.3	(3.7)
United Kingdom	16.2	2.5
Continental Europe	22.2	8.2
Asia Pacific, Latin America, Africa & the Middle East	17.3	5.8
Total Group	100	1.3

As can be seen, on a pro-forma combined basis, North America bore the brunt of the recession with the United Kingdom, Continental Europe, Asia Pacific, Latin America, Africa and the Middle East less affected.

Net new billings of £1.6 billion ($2.5 billion) were won last year. The Group was ranked second in the net new business billings survey by Credit Suisse First Boston for 2001.

Revenue and operating profit by communications services sector and brand

The pattern of revenue growth also varied by communications services sector and brand. The table below gives details of revenue and revenue growth by communications services sector for 2001 (on a constant currency basis) as well as proportions of operating profits.

Communications services	Revenue as a % of Total Group	Revenue growth % +/(-) 01/00	Operating profit as a % of Total Group
Advertising, Media Investment Management	45.8	30.8	56.9
Information & Consultancy	14.9	14.4	10.3
Public Relations & Public Affairs*	12.3	49.3	8.6
Branding & Identity, Healthcare & Specialist Communications	27.0	43.1	24.2
Total Group	100	33.0	100

* The revenue figures submitted to the O'Dwyer Report reflect some public relations income which is included here in advertising and media investment management and branding and identity, healthcare and specialist communications. Total public relations and public affairs revenue grew over 42% to $802 million.

Including Y&R, on a pro-forma combined basis, the proportion of revenue and revenue growth by communications services sector was as follows:

Communications services	Revenue as a % of Total Group	Revenue growth % +/(-) 01/00
Advertising, Media Investment Management	45.8	0.3
Information & Consultancy	14.9	14.4
Public Relations & Public Affairs	12.3	(6.7)
Branding & Identity, Healthcare & Specialist Communications	27.0	0.6
Total Group	100	1.3

As can be seen, on a pro-forma combined basis, public relations and public affairs has been most affected by the recession. Branding & identity, healthcare and specialist communications was somewhat affected, with healthcare and direct, a part of specialist communications, being more resilient. Advertising and media investment management has been less affected than anticipated and information and consultancy continues to grow relatively strongly.

Advertising and Media Investment Management

This sector's revenue grew 31% last year, primarily driven by acquisitions. On a pro-forma combined basis, revenue at Ogilvy & Mather Worldwide (which was again named the United States Agency of the Year by Advertising Age and which includes Cole & Weber and OgilvyOne), J. Walter Thompson Company (named Eastern Agency of the Year by Adweek), Y&R Advertising, Red Cell, MindShare (named European media Agency of the Year by Media & Marketing Europe) and Mediaedge:CIA, (the new brand name for the merged operations of The Media Edge and CIA) were flat. The combined operating margin of this group of companies was over 17%.

In 2001, Ogilvy & Mather Worldwide generated net new billings of £237 million ($367 million), J. Walter Thompson Company £243 million ($377 million) and Y&R Advertising £96 million ($149 million). Red Cell has been strengthened significantly by the addition of new talent and the acquisition of Berlin Cameron and Partners in the United States.

Also in 2001, MindShare and Mediaedge:CIA generated net new billings of £563 million ($873 million). Plans continue to be developed to form a worldwide "WPP Media" parent company, probably to be named GME, but these have been revised following the merger with Tempus Group PLC ("Tempus") and the subsequent formation of Mediaedge:CIA, resulting in the development of a second strong global media investment management brand.

Our digital operations suffered as clients reduced their spending on digital media campaigns with consequent adjustments in revenue and people. The quality of our operations in Europe will be enhanced with the integration of Outrider, Tempus' digital operation.

Information and Consultancy

Despite the recession, the Group's information and consultancy businesses continued their strong revenue growth with gross profit rising by over 14% and operating margins up over the previous year, although 11 September did have a discernible impact. Particularly strong performances were recorded by Millward Brown in Canada, Spain, France, China, Singapore, Brazil and Mexico; by Research International at Winona in the United States, in the United Kingdom, Italy, Australia, New Zealand, South-East Asia and Mexico; by Center Partners; and by Goldfarb Consultants in Mexico.

Technology and interactive research revenue declined during the first nine months of the year but stabilised in the last quarter. This was evidenced by the stabilisation at MB IntelliQuest and a pick-up in activity at Lightspeed, our interactive panel.

Public Relations and Public Affairs

In constant currencies, the Group's public relations and public affairs revenue showed continued growth, due to acquisitions, rising by over 49%.

However, this sector was most affected by the worldwide recession, particularly in technology, media and telecommunications. On a pro-forma combined basis, although Hill and Knowlton's revenue rose in 2001, Burson-Marsteller, Ogilvy Public Relations Worldwide and Cohn & Wolfe suffered significant revenue declines. Robinson Lerer & Montgomery, however, continued to make a strong contribution to the Group.

As a result operating margins at our public relations and public affairs businesses as a whole declined to over 9% against over 13% in the previous year.

Branding and Identity, Healthcare and Specialist Communications

The Group's branding and identity, healthcare and specialist communications revenue grew by 43% last year, again primarily due to acquisitions. Including Y&R, on a pro-forma combined basis, revenue and gross profit rose by almost 1% and operating costs by over 6%, resulting in overall operating margins declining by almost 1.0 margin points, chiefly due to margin erosion at some of our branding and identity and specialist communications units.

Several of our companies in this sector performed particularly well:

- in promotion and direct marketing - Wunderman at the Irvine office in the United States, in the United Kingdom, Germany, China and Brazil; OgilvyOne in the United Kingdom, France, Spain, the Czech Republic, Singapore, Hong Kong, Korea and Argentina
- in branding and identity - BPRI, Banner McBride, Warwicks, Landor Associates in the United Kingdom, Germany, Japan, Hong Kong and Mexico
- in healthcare - CommonHealth in the United States; Sudler & Hennessey in Germany and Australia; MarketForce Communications in Canada; Transart Marketing in the United Kingdom
- other specialist marketing resources - Glendinning in the United Kingdom, the Geppetto Group and Pace Communications

Despite difficult market conditions, all of our networks – OgilvyOne, Wunderman, Y&R2.1 and digital@jwt – grew their digital revenue and developed their capabilities, all in the context of increasingly integrated offers.

Manufacturing

Gross profit was flat with operating profit and margins up slightly at the Group's manufacturing division.

Balance sheet and cash flow

An unaudited summary of the Group's consolidated balance sheet as at 31 December 2001 is attached in Appendix I (in sterling) and in Appendix II (in euros). As at 31 December 2001, the Group had net debt of £885 million compared with net debt of £25 million at 31 December 2000 (2000 - £36 million on the basis of 2001 year end exchange rates), following net cash expenditure of £736 million on acquisitions and £103 million on share repurchases.

Net debt averaged £834 million in 2001, up £411 million against £423 million in 2000 (up £385 million at 2001 exchange rates). The average debt figures for 2000 include the impact of the Y&R long-term convertible bond of £195 million for the final quarter. These net debt figures compare with a current equity market capitalisation of approximately £8.0 billion giving a total enterprise value of approximately £9.0 billion.

Cash flow remained strong as a result of improved profitability and management of working capital. In 2001, operating profit was £506 million, capital expenditure £118 million, depreciation and amortisation of £125 million, tax paid £78 million, interest and similar charges paid £56 million and other net cash inflows of £73 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore £452 million. This free cash flow was more than absorbed by acquisition payments and investments of £736 million, share repurchases and cancellations of £103 million and dividends of £44 million. A summarised unaudited consolidated cash flow statement is included in Appendix I.

In the first five weeks of 2002 up until 6 February, the last date for which information is available prior to this announcement, net debt averaged £1,058 million versus net debt of £250 million for the same period last year at 2002 exchange rates.

Your Board continues to examine ways of deploying its substantial cash flow of over £500 million per annum to enhance share owner value. As necessary capital expenditure normally approximates to 1-1.25 times the depreciation charge, the Company has concentrated on examining possible acquisitions or returning excess capital to share owners in the form of dividends or share buy-backs. In 2001 the Group increased its equity interests, at a combined initial cost of £736 million in cash, in advertising and media investment management in the United States, the United Kingdom, Australia, Brazil, France, Portugal, South Africa, South Korea, Taiwan and Turkey; in information and consultancy in the United States, Germany and South Africa; in public relations and public affairs in the United States, Argentina and Switzerland; and in branding and identity in the United States, the United Kingdom and Japan; in direct in the United Kingdom, France and Hong Kong; and in interactive in the United States, the United Kingdom, France and South Korea.

As noted above, your Board has decided to increase the final dividend by 20% to 3.06p per share, taking the full year dividend to 4.50p per share which is almost seven times covered. In addition, as current opportunities for cash acquisitions may be limited particularly in the United States, the Company will continue to commit £150-200 million for share buy-backs in the open market, when market conditions are appropriate. Such annual rolling share repurchases would represent approximately 2.0-2.5% of the Company's share capital which is perceived to have a more significant impact in improving share owner value than dividends.

Developments in 2001

Including associates, the Group had over 65,000 full-time people in over 1,400 offices in 103 countries at the year end. It services over 300 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 330 national or multi-national clients in three or more disciplines. More than 150 clients are served in four disciplines. The Group also works with over 100 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that 25% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies.

Future prospects

Given the current state of the world economy, your Group has performed well. In essence, despite a fall in like-for-like revenue, operating margins and absolute levels of operating profitability have been broadly maintained. As the Group forecasted the general decline in economic conditions relatively early, the consequent focus on the staff cost to revenue ratio has resulted in a fall in average headcount by almost 2% and point-to-point headcount by 9%. This has been achieved, in part, by a slowdown in recruitment and the impact of the normal attrition rate.

Continued progress has been made over the last nine years during which pre-tax profits have increased almost nine times from £54 million in 1993 to £85 million in 1994, £114 million in 1995, £153 million in 1996, £177 million in 1997, £213 million in 1998, £255 million in 1999, £366 million in 2000 and £475 million (pre investment gains and write-downs) in 2001. Over the same period operating margins (including income from associates) have doubled from 7.0% to 14.0%, and interest cover has increased from 3.0 times in 1993 to 7.9 times in 2001 giving credit ratings of A- and Baa1.

However, there is still a significant profit opportunity in matching the operating margins of the best-performing competition. The best-performing competitive listed holding companies, such as Omnicom, achieve 15-16% operating margins, whilst the best-performing individual agencies such as McCann-Erickson Worldwide and BBDO Worldwide are estimated to achieve operating margins of as much as 20%. This compares to a WPP parent company margin of 14.0% and reported combined margins of the Ogilvy & Mather Worldwide, J. Walter Thompson Company and Y&R Advertising brands of over 17%.

Historically, listed public relations companies showed operating margins of over 10%, which have been more than matched by our own operations. Despite the difficult trading conditions in 2001, operating management has indicated that margin performance can be improved above those competitive levels again.

The results of our research into comparative benchmarking data on our information and consultancy and branding and identity, healthcare and specialist communications operations confirm that our businesses in these areas are competitive, although there are still opportunities to improve performance to the level of the best-performing competitors.

With the recession, the task of eliminating under-utilised property costs has again become a priority. The Group occupied approximately 14 million square feet worldwide, at a total establishment cost of $466 million in 2001. Around one million square feet at an annual cost of $39 million is under-utilised currently, mainly in the United States. Despite the usual inflexibility of property costs, approximately one million square feet of the Group's property portfolio is up for renewal in the United States in the next two years.

Achievement of "best practice" competitive operating margins and our targets in just our advertising and media investment management and public relations and public affairs businesses at current pro-forma revenue levels, would generate approximately £20-30 million of additional annual operating profits.

As usual and given conditions in 2001, our budgets for 2002 have been prepared on a conservative basis largely excluding new business particularly in advertising and media investment management. They predict flat like-for-like revenue in comparison to 2001 numbers and a stronger second half of the year relative to the first, driven by comparables. They also indicate advertising and media investment management revenue down 3% counterbalanced by marketing services revenue growth of 3%, primarily driven by comparative strength in information and consultancy, healthcare and direct. This compares with budgeted growth of 6% in 1998 against like-for-like outcome of almost 8%, growth of over 4% and almost 8% in 1999, growth of 10% and 15% in 2000 and growth of 7% and a decline of 3% in 2001. We only have data for January in 2002, and this shows revenue approximately in line with budget. Net new business billings so far in 2002 were very strong with over $600 million of wins and the Group was ranked first in the new business survey by Credit Suisse First Boston in January.

Worldwide economic conditions are likely to remain difficult in 2002. A V-shaped recovery seems unlikely, despite the level of stock market valuations. W- shaped and L-shaped recoveries seem unlikely too, given government and central bank monetary and fiscal policies. What seems most likely is a bath- shaped or saucer-shaped recovery where the upturn is gradual. Should conditions improve, the Group is well positioned to respond to any recovery, given its geographical and functional spread and strengths, its flexible cost structure and strong cash flow.

In the short-term, therefore, advertising and marketing services expenditure will likely remain flat, although spending amongst the package goods, pharmaceutical, oil and energy, government (the government is the largest advertiser in the UK market) and price-value retail sectors has remained relatively resilient. These sectors represent approximately 20% of the Group's revenue.

In the long-term the outlook is very favourable. Overcapacity and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications and the continued dominance of the US economy underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Advertising and marketing services expenditure as a proportion of gross national product should continue to grow.

Given these short-term and long-term trends, your Company has three strategic priorities. In the short-term, to weather the recession; in the medium-term to continue to successfully integrate the mergers with Y&R and Tempus; and finally, in the long-term, to continue to develop its businesses in the faster growing geographical areas of Asia Pacific, Latin America, Central and Eastern Europe, Africa and the Middle East and in the faster growing functional areas of marketing services, particularly direct, interactive and market research.

Incentive plans for 2002 will focus more on operating profit growth than historically to stimulate top-line growth, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and group co-operation.

In these circumstances there is no reason to believe that the Group cannot achieve the revised objective set in 2001 of further improving margins by up to another one margin point to 15.0% in 2002 with the potential for a further 0.5 of a margin point improvement in 2003. Your Board does not believe that there is any functional, geographic, account concentration or structural reasons that should prevent the Group achieving operating margins of 15.5% by 2003. After all the two best listed performers in the industry are or have been at 15-16% and that is where we would want to be. Neither is there any reason why operating margins could not be improved beyond this level by continued focus on revenue growth and careful husbandry of costs. As a result of this confidence, your Board had already set a new operating margin plan, its sixth since 1991, to achieve further growth in operating margins beyond 2003. The objective is to achieve 20% margins over a period of time.

Increasingly, WPP is concentrating on its mission of the “management of the imagination”, and ensuring it is a big company with the heart and mind of a small one. To aid the achievement of this objective and to develop the benefits of membership of the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Ten practice areas which span all our brands have been developed initially in media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retailing, entertainment and media, financial services and hi-tech and telecommunications.

2001 has been a brutal year. 2002 will be difficult but hopefully not as traumatic. Early indications are that the worldwide growth of advertising and marketing services expenditure will be flat. 2003 may be slightly better.

Our people have responded magnificently in 2001 to the difficult economic, political, financial, personal, emotional and psychological challenges that they have faced. They have delivered results which, even including all exceptional items, have out-performed their competition and grown market share.

We believe that despite the challenges that we face, 2002, WPP's seventeenth year, should be another good one.

Further information:

Sir Martin Sorrell)
Paul Richardson) (44) 020 7408 2204
Feona McEwan)

Share owner web-site - www.wppinvestor.com

Appendix I

WPP GROUP PLC

Preliminary results for the year ended 31 December, 2001

Unaudited preliminary consolidated profit & loss account for the year ended 31 December, 2001

	Notes	2001	2000 Restated[2]		Constant Currency (Note 3)
		£m	£m	+/-%	+/-%
Turnover (gross billings)		20,886.9	13,949.4	+49.7%	+47.8%
Revenue	4	4,021.7	2,980.7	+34.9%	+33.0%
Gross Profit		3,789.7	2,736.1	+38.5%	+36.6%
Operating costs:					
Operating costs excluding goodwill		(3,269.4)	(2,341.6)	-39.6%	-37.6%
Goodwill amortisation and impairment		(14.8)	(15.1)	+2.0%	+2.0%
Total Operating Costs		(3,284.2)	(2,356.7)	-39.4%	-37.3%
Operating profit		505.5	379.4	+33.2%	+32.1%
Income from associates		40.8	38.0	+7.4%	+11.2%
Profit on ordinary activities before interest, taxation, investment gains and write downs		546.3	417.4	+30.9%	+30.3%
Net gain on disposal of investments	5	6.8	–	–	–
Amounts written off fixed asset investments	5	(70.8)	–	–	–
Net interest payable and similar charges		(71.3)	(51.7)	-37.9%	-34.4%
Profit on ordinary activities before taxation		411.0	365.7	+12.4%	+11.6%
Tax on profit on ordinary activities	6	(126.1)	(109.7)	-14.9%	-16.1%
Profit on ordinary activities after taxation		284.9	256.0	+11.3%	+9.7%
Minority interests		(13.7)	(11.3)	-21.2%	-21.7%
Profit attributable to ordinary share owners		271.2	244.7	+10.8%	+9.1%
Ordinary dividends	7	(51.6)	(37.8)	+36.5%	+36.4%
Retained profit for the year		219.6	206.9	+6.1%	+3.9%
PBIT [1]		561.1	432.5	+29.7%	+31.7%
PBIT [1] margin		14.0%	14.5%		
PBT [1]		489.8	380.8	+28.6%	+28.4%
Headline earnings per share [4]					
Basic earnings per ordinary share	8	31.8p	31.1p	+2.2%	+1.4%
Diluted earnings per ordinary share	8	30.6p	30.1p	+1.7%	+0.9%
Standard earnings per share					
Basic earnings per ordinary share	8	24.6p	29.3p	-16.0%	-13.3%
Diluted earnings per ordinary share	8	23.7p	28.4p	-16.2%	-13.6%
Headline earnings per ADR [3,4]					
Basic earning per ADR		$2.29	$2.36	-3.0%	+2.2%
Diluted earnings per ADR		$2.20	$2.28	-3.5%	+1.6%
Standard earnings per ADR [3]					
Basic earnings per ADR		$1.77	$2.22	-20.3%	-20.3%
Fully diluted earnings per ADR		$1.71	$2.15	-20.5%	-20.5%

[1] PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges, investment gains and write downs.
PBT: Profit on ordinary activities before taxation, excluding goodwill charges, investment gains and write downs.
[2] The 2000 profit and loss account has been restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements.
[3] These figures have been translated for convenience purposes only, using the profit and loss exchange rate shown in note 3
[4] Headline earnings per ordinary share and ADR excludes goodwill charges, investment gains and write downs.

WPP GROUP PLC

Unaudited preliminary consolidated cash flow statement for the year ended 31 December, 2001

	2001 £m	2000 Restated £m
Reconciliation of operating profit to net cash inflow from operating activities:		
Operating profit	505.5	379.4
Depreciation, amortisation and impairment charge	124.7	78.9
Movements in working capital	(166.4)	260.7
Movements in provisions, other debtors and creditors	(289.9)	(94.6)
Net cash inflow from operating activities	**173.9**	**624.4**
Dividends received from associates	**14.7**	**7.6**
Return on investments and servicing of finance	**(56.4)**	**(66.0)**
United Kingdom and overseas tax paid	**(77.5)**	**(81.4)**
Purchase of tangible fixed assets	(118.1)	(111.9)
Purchase of own shares by ESOP trust	(103.3)	(94.1)
Other movements	4.2	6.9
Capital expenditure and financial investment	**(217.2)**	**(199.1)**
Cash consideration for acquisitions	(692.8)	(206.5)
Less overdrafts acquired	(21.1)	(33.6)
Purchases of other investments	(43.2)	(40.9)
Proceeds from disposal of other investments	26.8	–
Total acquisitions	**(730.3)**	**(281.0)**
Equity dividends paid	**(44.4)**	**(25.6)**
Net cash outflow before management of liquid resources and financing	**(937.2)**	**(21.1)**
Management of liquid resources	**(76.8)**	**–**
Financing		
(Repayment) / Increase in drawings on bank loans	(184.1)	126.6
Eurobond issue proceeds	614.1	–
Proceeds from issue of shares	69.0	78.0
Net cash inflow from financing	**499.0**	**204.6**
(Decrease) / Increase in cash and overdrafts for the year	**(515.0)**	**183.5**
Translation difference	10.7	35.1
Balance of cash and overdrafts at beginning of year	**770.0**	**551.4**
Balance of cash and overdrafts at end of year	**265.7**	**770.0**
Reconciliation of net cash flow to movement in net (debt)/ funds:		
(Decrease) / Increase in cash and overdrafts for the year	(515.0)	183.5
Cash outflow from increase in liquid resources	76.8	–
Cash inflow from debt financing	(430.0)	(126.6)
Debt acquired	–	(194.9)
Other movements	(1.1)	(1.9)
Translation difference	8.8	23.4
Movement of net (debt)/ funds in the year	**(860.5)**	**(116.5)**
Net (debt)/ funds at beginning of year	**(24.6)**	**91.9**
Net (debt)/ funds at end of year (Note 13)	**(885.1)**	**(24.6)**

WPP GROUP PLC

Unaudited preliminary consolidated balance sheet as at 31 December, 2001

	Notes	2001	2000 Restated [1]
		£m	£m
Fixed assets			
Intangible assets:			
Corporate brands		950.0	950.0
Goodwill	9	4,439.9	3,497.3
		5,389.9	4,447.3
Tangible assets		432.8	390.2
Investments	5	553.5	551.5
		6,376.2	5,389.0
Current assets			
Stocks and work in progress		236.9	241.1
Debtors	10	2,391.8	2,181.0
Debtors within working capital facility:			
Gross debts		331.0	464.9
Non-returnable proceeds		(82.5)	(231.6)
		248.5	233.3
Current asset investments		76.8	–
Cash at bank and in hand		585.6	1,067.6
		3,539.6	3,723.0
Creditors: amounts falling due within one year	11	(4,322.0)	(4,252.4)
Net current liabilities		(782.4)	(529.4)
Total assets less current liabilities		5,593.8	4,859.6
Creditors: amounts falling due after more than one year (including convertible loan note)	12	(1,711.5)	(1,279.6)
Provisions for liabilities and charges		(106.1)	(98.2)
Net assets excluding pension provision		3,776.2	3,481.8
Pension provision		(135.3)	(87.7)
Net assets including pension provision		3,640.9	3.394.1
Capital and reserves			
Share capital		115.0	111.2
Reserves		3,484.8	3,258.7
Share owners' funds		3,599.8	3,369.9
Minority interests		41.1	24.2
Total capital employed		3,640.9	3,394.1

[1] The 2000 balance sheet has been restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements.

WPP GROUP PLC

Unaudited preliminary statement of consolidated total recognised gains and losses for the year ended 31 December 2001

	2001	2000
	£m	£m
Profit for the year	271.2	244.7
Exchange adjustments on foreign currency net investments	(80.6)	(133.0)
Actuarial loss on defined benefit pension schemes in accordance with FRS17 (Retirement Benefits)	(43.0)	(27.0)
Total recognised gains relating to the year	147.6	84.7
Prior year adjustment on implementation of FRS17 (Retirement Benefits)	(13.0)	
Total gains and losses recognised since last annual report	134.6	

Unaudited preliminary reconciliation of movements in consolidated share owners' funds for the year ended 31 December 2001

	2001	2000
	£m	£m
Total recognised gains	147.6	84.7
Ordinary dividends payable	(51.6)	(37.8)
	96.0	46.9
Shares issued for the acquisition of Y&R Inc.	61.5	2,413.5
Reserve for shares to be issued	1.6	547.3
Share issue costs charged to merger reserve	(0.9)	(35.0)
Other share issues	69.8	64.0
Other movements	1.9	–
Net additions to share owners' funds	229.9	3,036.7
Opening share owners' funds as previously reported	3,409.9	346.2
Prior year adjustment on implementation of FRS17 (Retirement Benefits)	(40.0)	(13.0)
Opening share owners' funds, as restated	3,369.9	333.2
Closing share owners' funds	3,599.8	3,369.9

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements

1. Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention.

2. Accounting policies

The unaudited preliminary consolidated financial statements comply with relevant accounting standards (UK GAAP) and have been properly prepared using accounting policies set out on page 56 and 57 of the Group's 2000 Annual Report and Accounts apart from the adoption of FRS 17 (Retirement Benefits). The impact on the financial statements as a result of the adoption of this new standard is described below.

FRS 17 requires that the financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits to employees are recognised in the accounting period in which the benefits are earned by the employees, and the related finance costs and any other changes in value of the assets and liabilities are recognised in the accounting periods in which they arise. The standard is mandatory for all accounting periods ending on or after 22 June 2003 but, consistent with the ASB's encouragement for companies to adopt early, the Group has decided to implement FRS17 in its 2001 financial statements. In accordance with FRS17, the impact of early adoption has resulted in a prior year restatement of £13 million of pension provisions. The effects of the early adoption of FRS17 and the resulting prior year adjustments are shown in the statement of consolidated total recognised gains and losses and the reconciliation of movements in consolidated share owners' funds. 2000 operating profit increases by £1.4 million with a net nil impact on Profit Before Tax.

3. Currency conversion

The 2001 unaudited preliminary consolidated profit and loss account is prepared using, among other currencies, an average exchange rate of US$1.4401 to the pound (2000: US$1.5162). The unaudited preliminary consolidated balance sheet as at 31 December 2001 has been prepared using the exchange rate on that day of US$1.4542 to the pound (2000: US$1.4937).

The unaudited preliminary consolidated profit and loss account and balance sheet are presented in Euros in Appendix II for illustrative purposes. The unaudited preliminary consolidated profit and loss account has been prepared using an average exchange rate of €1.6086 to the pound (2000: €1.6428). The unaudited preliminary balance sheet at 31 December 2001 has been prepared using the exchange rate on that day of €1.6322 to the pound (2000: €1.5912).

The constant currency percentage changes shown on the face of the profit and loss account have been calculated by applying 2001 exchange rates to the results for 2000 and 2001 for both the Sterling and Euro financial statements.

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

4. Segmental Information

Reported contributions by geographical area were as follows:

	2001	2000
	£m	£m
Revenue		
United Kingdom	627.3	532.4
United States	1,763.1	1,273.6
Continental Europe	870.9	586.3
Canada, Asia Pacific, Latin America, Africa & Middle East	760.4	588.4
	4,021.7	2,980.7
PBIT[1] before goodwill charges		
United Kingdom	73.9	70.3
United States	257.6	200.3
Continental Europe	119.7	82.1
Canada, Asia Pacific, Latin America, Africa & Middle East	109.9	79.8
	561.1	432.5

Reported contributions by operating sector were as follows:

	2001	2000
	£m	£m
Revenue		
Advertising and media investment management	1,841.5	1,399.0
Information and consultancy	590.3	512.1
Public relations and public affairs	502.1	330.1
Branding and Identity, Healthcare and Specialist Communications	1,087.8	739.5
	4,021.7	2,980.7
PBIT[1] before goodwill charges		
Advertising and media investment management	319.4	232.8
Information and consultancy	57.6	51.6
Public relations and public affairs	48.3	43.2
Branding and Identity, Healthcare and Specialist Communications	135.8	104.9
	561.1	432.5

[1]PBIT: Profit on ordinary activities before interest, taxation, goodwill charges, investment gains and write downs.

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

5. Investment gains and write downs

The net gain on disposal of investments comprises:

	£m
Gains on disposals of investments	16.7
Losses on disposals of investments	(9.9)
Net gain on disposal of investments	6.8

Gains were realised on the disposal of part of the Group's listed holdings in Singleton Group Limited and Chime Communications plc. Losses were realised on the disposal of the Group's equity investment in Symmetrical Holdings Inc. The tax effect of these gains was a charge of £8.6 million which has been mitigated by a release of excess tax provisions of £15.5 million relating to prior years.

Amounts written off fixed asset investments relate to write down on the Group's non core minority investments in new media companies and other technology ventures in light of the collapse in technology equity valuations. These write downs have had no material impact on the tax charge.

During 2001 £22.5 million (2000: £7.9 million) of excess provisions relating to prior year acquisitions were released to the profit and loss account within operating profit.

6. Taxation

The Group tax rate on profit on ordinary activities before taxation and investment gains is 28% (30 June, 2000: 30%; year ended 31 December, 2000: 30%). The tax charge comprises:

	2001	**2000**
	£m	£m
Total current tax	122.1	106.7
Total deferred tax	(5.5)	(10.6)
Share of associates tax	16.4	13.6
	133.0	109.7
Tax on investment gains (see Note 5)	(6.9)	–
Total tax on profits	126.1	109.7

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

7. Ordinary dividends

The Board has recommended a final dividend of 3.06p (2000: 2.55p) per ordinary share. In addition to the interim dividend paid of 1.44p (2000: 1.20p) per ordinary share, this makes a total for the year of 4.50p (2000: 3.75p) per ordinary share. The final dividend is expected to be paid on 8th July 2002 to share owners on the register at 7th June 2002.

		2001	2000
Ordinary dividend per share	- interim	1.44p	1.2p
	- final	3.06p	2.55p
Ordinary dividend per ADR			
	- interim	10.4c	9.4c
	- final	22.0c	19.3c

8. Earnings per share

Basic and diluted earnings per share have been calculated in accordance with FRS14 "Earnings per Share".

(a) Headline basic earnings per share have been calculated using earnings of £271.2 million (2000: £244.7 million), and adjusted for goodwill charges, investment gains and write downs of £78.8 million (2000: £15.1 million). The weighted average shares in issue used was 1,101,937,750 shares (2000: 834,280,801 shares).

(b) Headline diluted earnings per share have been calculated using earnings of £271.2 million (2000: £244.7 million), and adjusted for goodwill charges, investment gains and write downs of £78.8 million (2000: £15.1 million) and for income arising on the convertible loan note of £3.6 million (2000: £0.9 million). The weighted average shares used was 1,157,080,255 shares (2000: 865,978,000 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and the $287.5 million of convertible bond.

(c) Standard basic earnings per share have been calculated using earnings of £271.2 million (2000: £244.7 million) and weighted average shares in issue during the year of 1,101,937,750 shares (2000: 834,280,801 shares).

(d) Standard diluted earnings per share have been calculated using earnings of £271.2 million (2000: £244.7 million), and adjusted for income arising on the convertible loan note of £3.6 million (2000: £0.9 million). The weighted average shares used was 1,157,080,255 shares (2000: 865,978,000 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and the $287.5 million of convertible bond.

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

(e) At 31 December 2001, there were 1,149,583,610 ordinary shares in issue.

9. Goodwill

Total goodwill of £981.4 million arising during the year includes £942.6 million in respect of acquisitions of subsidiary undertakings.

Cash paid in respect of these acquisitions was £692.8 million (2000: £206.5 million). Future anticipated payments to vendors total £288.2 million (2000 : £302.3 million), based on the directors' best estimates of future obligations, which are dependent on future performance of the interests acquired. £103.1 million of earnout payments are expected to be paid during 2002.

During the year, £14.8 million (2000: £6.6 million) was charged to operating profit for goodwill amortisation. In addition, during 2000 £8.5 million was charged to operating profit arising from the impairment of goodwill during that year due to the adjustment of the carrying value of goodwill to its recoverable amount.

The directors continue to assess the useful life of goodwill arising on acquisitions. Gross goodwill of £340 million (2000: £131 million) is subject to amortisation over periods of up to 20 years.

10. Debtors

The following are included in debtors:	2001 £m	2000 £m
Trade debtors	1,840.5	1,699.4
Prepayments and accrued income	126.0	129.3
Deferred tax	61.5	57.4
Other debtors	363.8	294.9
	2,391.8	2,181.0

The deferred tax asset is regarded as recoverable since, based on all available evidence, including forecasts of profit, it is more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

11. Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2001 £m	2000 £m
Bank loans and overdrafts	319.9	297.6
Trade creditors	2,506.2	2,574.9
Corporate income tax payable	51.3	42.4
Deferred income	322.2	267.6
Payments due to vendors (note 9)	103.1	94.1
Other creditors and accruals	1,019.3	975.8
	4,322.0	4,252.4

Overdraft balances included within bank loans and overdrafts amount to £319.9 million (2000: £297.6 million).

12. Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	2001 £m	2000 £m
Corporate bond, convertible loan note and bank loans	1,227.6	794.6
Corporate income taxes payable	222.2	212.5
Payments due to vendors (note 9)	185.1	208.2
Other creditors and accruals	76.6	64.3
	1,711.5	1,279.6

The corporate bond, convertible loan note, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:

	2001 £m	2000 £m
Within one year	319.9	297.6
Between 1 and 2 years	221.7	–
Between 2 and 5 years	546.0	727.7
Over 5 years	459.9	66.9
	1,547.5	1,092.2

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

13. Net (debt)/ funds

	2001 £m	2000 £m
Cash at bank and in hand	585.6	1,067.6
Current asset investments	76.8	–
Bank loans and overdrafts due Within one year (note 11)	(319.9)	(297.6)
Corporate bond, convertible loan note and loans due After one year (note 12)	(1,227.6)	(794.6)
Net (debt)/ funds	(885.1)	(24.6)

14. Statutory information and audit review

The results for the year to 31 December 2001 do not constitute statutory accounts and are unaudited. The statutory accounts for the year ended 31 December 2000 received an unqualified auditors' report and have been filed with the Registrar of Companies.

WPP GROUP PLC

Appendix II
Preliminary results for the year ended 31 December, 2001

Unaudited preliminary consolidated profit & loss account for the year ended 31 December, 2001

Presented in Euros for illustrative purposes only

	2001	**2000** Restated[2]	Constant Currency (Note 3)
	€m	€m	+/-%
Turnover (gross billings)	33,598.7	22,916.1	+47.8%
Revenue	6,469.3	4,896.7	+33.0%
Gross Profit	6,096.1	4,494.9	+36.6%
Operating costs:			
Operating costs excluding goodwill	(5,259.2)	(3,846.8)	-37.6%
Goodwill amortisation and impairment	(23.8)	(24.8)	+2.0%
Total Operating Costs	(5,283.0)	(3,871.6)	-37.3%
Operating profit	813.1	623.3	+32.1%
Income from associates	65.6	62.4	+11.2%
Profit on ordinary activities before interest, taxation, exceptionals and fixed asset write downs	878.7	685.7	+30.3%
Net gain on disposal of investments	10.9	–	–
Amounts written off fixed asset investments	(113.9)	–	–
Net interest payable and similar charges	(114.7)	(84.9)	-34.4%
Profit on ordinary activities before taxation	661.0	600.8	+11.6%
Tax on profit on ordinary activities	(202.8)	(180.2)	-16.1%
Profit on ordinary activities after taxation	458.2	420.6	+9.7%
Minority interests	(22.0)	(18.6)	-21.7%
Profit attributable to ordinary share owners	436.2	402.0	+9.1%
Ordinary dividends	(83.0)	(62.1)	+36.4%
Retained profit for the year	353.2	339.9	+3.9%
PBIT [1]	902.5	710.5	+31.7%
PBIT [1] **margin**	14.0%	14.5%	
PBT [1]	787.8	625.6	+28.4%
Headline earnings per share [3]			
Basic earnings per ordinary share	51.2c	51.1c	+1.4%
Diluted earnings per ordinary share	49.2c	49.4c	+0.9%
Standard earnings per share			
Basic earnings per ordinary share	39.6c	48.1c	-13.3%
Diluted earnings per ordinary share	38.1c	46.7c	-13.6%
Headline earnings per ADR [3]			
Basic earning per ADR	€2.56	€2.44	+1.4%
Diluted earnings per ADR	€2.46	€2.34	+0.9%
Standard earnings per ADR			
Basic earnings per ADR	€1.98	€2.41	-20.3%
Fully diluted earnings per ADR	€1.91	€2.33	-20.5%

[1] PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges, investment gains and write downs.
PBT: Profit on ordinary activities before taxation, excluding goodwill charges, investment gains and write downs.
[2] The 2000 profit and loss account has been restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements.
[3] Headline earnings per ordinary share and ADR excludes goodwill charges, investment gains and write downs.

WPP GROUP PLC

Unaudited preliminary consolidated balance sheet as at 31 December, 2001

Presented in Euros for illustrative purposes only

	2001	2000 Restated[1]
	€m	€m
Fixed assets		
Intangible assets:		
Corporate brands	1,550.6	1,511.6
Goodwill	7,246.8	5,565.0
	8,797.4	7,076.6
Tangible assets	706.4	620.9
Investments	903.4	877.5
	10,407.2	8575.0
Current assets		
Stocks and work in progress	386.7	383.6
Debtors	3,903.9	3,470.4
Debtors within working capital facility:		
Gross debts	540.3	739.7
Non-returnable proceeds	(134.7)	(368.5)
	405.6	371.2
Current asset investments	125.4	–
Cash at bank and in hand	955.8	1,698.8
	5,777.4	5,924.0
Creditors: amounts falling due within one year	(7,054.4)	(6,766.4)
Net current liabilities	(1,277.0)	(842.4)
Total assets less current liabilities	9,130.2	7,732.6
Creditors: amounts falling due after more than one year (including convertible loan note)	(2,793.5)	(2,036.1)
Provisions for liabilities and charges	(173.2)	(156.2)
Net assets excluding pension provision	6,163.5	5,540.3
Pension provision	(220.8)	(139.6)
Net assets including pension provision	5,942.7	5,400.7
Capital and reserves		
Share capital	187.7	176.9
Reserves	5,687.9	5,185.3
Share owners' funds	5,875.6	5,362.2
Minority interests	67.1	38.5
Total capital employed	5,942.7	5,400.7

[1] The 2000 balance sheet has been restated as a result of the implementation of FRS17 (Retirement Benefits) in the Group's 2001 financial statements.